UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October 7, 2011

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant?s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders. Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant?s ?home country?), or under the rules of the home country exchange on which the registrant?s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant?s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If ?Yes? is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.


Enclosures: Sasol issues 2011 annual financial statements and files annual report on Form 20-F with the United States
Securities and Exchange Commission

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Share codes:
JSE : SOL
NYSE : SSL
ISIN codes:
ZAE000006896
US8038663006
 ("Sasol")

SASOL ISSUES 2011 ANNUAL FINANCIAL STATEMENTS AND FILES ANNUAL
REPORT ON FORM 20-F WITH THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION

Sasol's annual financial statements for the year ended
30 June 2011, prepared in accordance with International Financial
Reporting Standards, have been issued and will be posted on the Sasol website at www.sasol.com. An abridged report will not be published as the information previously published in the preliminary report is unchanged.

Furthermore, Sasol's annual report, which includes the annual financial statements for the year ended 30 June 2011, was filed on Form 20-F with the United States Securities and Exchange Commission (SEC) on Friday, 7 October 2011 and is available on the SEC?s website at www.sec.gov. Holders of American Depositary Receipts can request copies of Sasol's annual financial statements free of charge from the Investor Relations Department at investor.relations@sasol.com.

The annual general meeting of members of Sasol will be held at 9:00 on Friday, 25 November 2011 at AstroTech Conference Centre, Corner of Anerley Road and Third Avenue, Parktown, Johannesburg, South Africa, to transact the business stated in the notice of the annual general meeting.

The Form 20-F and the annual financial statements for 2011 will be available on Sasol's website at www.sasol.com. Copies of the integrated annual report incorporating the notice of annual general meeting and, where applicable the annual financial statements, will be sent to holders of securities and the JSE Limited by 27 October 2011.



7 October 2011
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited





SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 7, 2011				By: 	/s/ V D Kahla
							Name: 	Vuyo Dominic Kahla
							Title: 	Company Secretary